Exhibit 99.1

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 29, 2019 between TOP Ships Inc., a Marshall Islands corporation (the “Company”) and Family Trading Inc. (the “Buyer”).
RECITALS
WHEREAS, the Company wishes to sell 27,129 newly issued Series E Preferred Shares, par value $0.01 (the “Shares”), to the Buyer, and the Buyer is willing to purchase the Shares from the Company, on the terms and conditions contained herein, in full and final settlement of all amounts due under a loan facility between the Buyer and the Company dated December 23, 2015, as amended.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) Article I or (d) elsewhere in this Agreement, as the case may be:
Governmental Body means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or € body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police regulatory or taxing authority or power of any nature.
Laws means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and “Law” means any one of them.
Lien means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any “adverse claim” (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
Person means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

ARTICLE II
PURCHASE OF SHARES; CLOSING
Section 2.1  Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Initial Closing, as defined below, the Company shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Company, 27,129 Shares at the Initial Closing.
Section 2.2  Initial Closing. The closing of the 27,129 Shares contemplated hereby (the “Initial Closing”) shall take place within three trading days following the execution hereof at such time and place upon which the Buyer and the Company shall agree. The date on which the Initial Closing is held is referred to in this Agreement as the “Closing Date.” The parties need not be present at Closing, and documents may be delivered through counsel.
Section 2.3  Additional Purchases. After the Initial Closing, the Company may offer to sell to the Buyer, and the Buyer shall be obligated to purchase, an additional $ 20,121,000 worth of Shares (the “Additional Purchases”). Any Additional Purchases in excess of $2,871,000 made by the Buyer will include an additional 5% worth of Shares to be issued as a premium to the Buyer. The maximum number of Shares that may be issued pursuant to the Agreement is 47,250 Shares for a total price of $47,250,000. The Company shall deliver to the Buyer, via email on the purchase date, a request notice, substantially in the form attached hereto as Exhibit A (the “Request Notice”), which shall specify (i) the total amount requested to be purchased by the Buyer on the applicable Settlement Date, (ii) the total number of Shares to be purchased by the Buyer. The payment for, against subsequent delivery of, Shares in respect of each Request Notice shall be settled on the same day the Buyer received the Shares pursuant to the Additional Purchases (the “Settlement Date”). On each Settlement Date, the Company shall, or shall cause its transfer agent to, issue the Shares purchased by the Buyer by issuing a physical or electronic certificate to the Buyer (the Initial Closing together with the Settlement Date is the “Closing”)
Section 2.4  Purchase Price. The aggregate Purchase Price payable to the Company for the Shares shall be One Thousand United States Dollars ($1,000.00) per Share.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to the Buyer as follows:
Section 3.1  Authorization. (a) The Company has full corporate power and authority under its governing documents, and its shareholders and/or directors have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)  This Agreement constitutes the valid and binding obligation of the Company enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 3.2  The Shares. (a) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-

assessable. The Shares are also free and clear of all Liens and are not and at each Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares.
(b)  There are no current, and at each Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Company to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them.
Section 3.3  Non-Contravention. Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)  violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Company or (iii) any provision of any agreement or instrument to which the Company is a party;
(b)  contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law, to which the Company or the Shares, is subject;
(c)  require notice to or consent of any Governmental Body; or
(d)  result in the imposition or creation of any Lien upon or with respect to the Shares.
Section 3.4  Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Company, threatened to which the Company is a party that (i) questions or involves the validity or enforceability of any of the Company’s obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Company of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5  Litigation. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Company against the Company, except as publicly disclosed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Company as follows:
Section 4.1  Authorization. The Buyer has full corporate power and authority under governing documents, and its board of directors and shareholders have taken all necessary action to authorize it, to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2  Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of or require notice or consent under any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3  Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of any of the Buyer’s obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
Section 4.4  Legends. To the extent applicable, each certificate or other document evidencing any of the Shares issued pursuant to this Agreement shall be endorsed with the legends substantially in the form set forth below:
(a) The following legend under the Securities Act:
THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.
ARTICLE V
COVENANTS
Section 5.1  Conduct of Business Pending Each Closing. The Buyer and the Company agree that between the date of the execution of this Agreement and each Closing, the Buyer and the Company shall (i) conduct the business and maintain and preserve their assets in the ordinary course of business (ii) not cause the distribution of any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2  Further Assurances. The Company shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares issued to the Buyer by the Company pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3  Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.
Section 5.4  Consents. After each Closing, the Company shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that they have not been previously obtained or made.
Section 5.5  Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, stockholders, directors, officers, managers, members, employees, agents to issue, any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or the rules of the U.S. Securities and Exchange Commission.
ARTICLE VI
CONDITIONS TO EACH CLOSING
Section 6.1  Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)  Compliance. The Company shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)  Share Certificates. After the Buyer pays the Purchase Price in cash, check or by wire transfer to a bank account identified by the Company, the Company shall issue a stock certificate or initiate book-entry issuance in the name of Buyer evidencing the Shares, which certificate shall contain such legends (or the equivalent if such shares are held in book entry form) as the Company deems necessary or advisable to carry out the provisions of this Agreement;
(c)  Orders, etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)  Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained;
Section 6.2  Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated herein are subject, at the option of the Company, to satisfaction of the following conditions:
(a)  Compliance. The Buyer shall have complied with its covenants and agreements contained herein, including but not limited to the payment of the Purchase Price, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)  Orders, etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)  Consents. All consents and approvals required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

ARTICLE VII
TERMINATION
Section 7.1  Grounds for Termination. This Agreement may be terminated at any time prior to each Closing and only for the remainder of Shares not already delivered and paid for pursuant to the Agreement:
(a)  By the mutual written agreement of the Buyer and the Company;
(b)  By the Buyer if any of the conditions set forth in Section 6.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)  By the Company if any of the conditions set forth in Section 6.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Company;
(d)  By the Buyer or the Company if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 8.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1  Effectiveness of Agreement. This Agreement shall become effective on the date first hereinabove written upon its execution by the respective authorized signatory of the Company and the Buyer.
Section 8.2  Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by all the parties hereto.
Section 8.3  Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or in behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 8.4  Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.

Section 8.5  Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this agreement.
Section 8.6  Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 8.7  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 8.8  Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
TOP SHIPS INC.		FAMILY TRADING INC.

By:	/s/ Alexandros Tsirikos	By:	/s Stylianos Giamanis
Name:	Alexandros Tsirikos	Name:	Stylianos Giamanis
Title:	CFO	Title:	Director

 [Signature Page to Stock Purchase Agreement]

FORM OF REQUEST NOTICE

To: Stylianos Giamanis
Email: mary@gce-associates.gr

Reference is made to the Stock Purchase Agreement dated as of March 29, 2019 (the “Purchase Agreement”) between TOP Ships Inc., a corporation incorporated under the laws of the Republic of Marshall Islands (the “Company”), and Family Trading Inc., a corporation incorporated under the laws of the Republic of Marshall Islands. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.
In accordance with and pursuant to the Section 2.3 of the Purchase Agreement, the Buyer has the obligation to purchase the Shares for total proceeds as indicated below.
Notice Number:
Purchase Notice Date:
Total Proceeds due to the Company:
Shares to be acquired (including 5% premium):

TOP SHIPS INC.

By:
Name:
Title: